Exhibit 99.1

SONO GROUP N.V.

TO:

ALL SHAREHOLDERS OF SONO GROUP N.V.

Munich, Germany
23 October 2024

Re:	Convening notice, agenda with explanatory notes, meeting documents and proxy for the extraordinary general meeting of Sono Group N.V.

Dear Shareholder,

On behalf of the supervisory board (Supervisory Board) we herewith invite you to the extraordinary general meeting of Sono Group N.V., a limited liability company (naamloze vennootschap), having its corporate seat (zetel) at Amsterdam, the Netherlands, and offices at Waldmeisterstrasse 93, 80935 Munich, Germany, and registered with the Dutch Trade Register under number 80683568 (Company).

The extraordinary general meeting of the Company is to be held at the offices of DLA Piper Nederland N.V. at Prinses Amaliaplein 3, 1077 XS Amsterdam, the Netherlands, on 7 November 2024 at 12.00 (CET) (EGM).

GENERAL INFORMATION

Meeting documents

The agenda with explanatory notes thereto as included in this convening notice, the proposed amendments to the Company's articles of association, as well as the EGM documents are available on the Company's website (https://ir.sonomotors.com) as from today. These documents are also available, free of charge, for inspection at the offices of the Company at Waldmeisterstrasse 93, 80935 Munich, Germany.

Record date

For purpose of the EGM, those persons who are shareholders or have voting rights and/or meeting rights with respect to shares in the capital of the Company and who are recorded as such in the shareholders' register of the Company or in the register maintained by the Company's U.S. transfer agent per 10 October 2024 (after processing of settlements on that date) (Record Date) are entitled to attend, speak and if applicable vote at the EGM, regardless of whether the shares in the Company are still held by them at the date of the EGM.

Attendance EGM

All shareholders, other persons with voting rights and/or meeting rights or their proxies who wish to attend, speak or if applicable vote at the EGM are required to register their intention to attend the EGM by sending a notification to ir@sonomotors.com, no later than 31 October 2024, 12.00 p.m. (CET). All persons wishing to attend the EGM should be able to identify themselves at the EGM by means of a valid passport, identity card or driver’s license. Attendees must produce proof of shareholding or entitlement on the Record Date (together with, if applicable, a written or electronically recorded proxy and, in case of a legal person/entity, evidence of the authority of the person) and will be declined access in case such proof is not produced.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorised to take part in and vote at the EGM.

The Company may ask the relevant person for additional details.

Registration and identification at the venue

Registration for admission to the EGM will take place at the registration desk at the meeting venue between 11.30 am CET and the commencement of the EGM on 7 November 2024. It is not possible to register after this time. Attendees will be asked to produce proof of identity and shareholding on the Record Date (together with, if applicable, a written proxy and, in case of a legal person/entity, evidence of the authority of the person) and may be declined access in case such proof is not produced. The Company may ask the relevant person for additional details.

Live voting and voting in advance

Registered shareholders, other holders of voting rights or their proxies will be allowed to cast their vote during the meeting.

Further, shareholders or other persons with voting rights who wish to cast their votes in advance but not earlier than the Record Date, may send their votes to ir@sonomotors.com no later than 31 October 2024, 12.00 p.m. (CET).

Proxy voting procedure

Shareholders or other persons with voting rights that will not be attending the EGM (either in person or by proxy) but nonetheless wish to participate in the decision-making process, may grant a proxy to the chair of the EGM. By providing the proxy voting instruction, such person grants a proxy to vote on the shares at the EGM in accordance with the instructions. To that effect, the shareholder or other person with voting rights must submit a duly completed and signed proxy voting instruction form to ir@sonomotors.com no later than 31 October 2024, 12.00 p.m. (CET). The proxy voting instruction form is published with this convening notice at the Company’s website (https://ir.sonomotors.com). This proxy can also be obtained from ir@sonomotors.com by sending a request to that end.

Questions

Shareholders or other persons with voting rights and/or meeting rights may submit questions relating to the EGM agenda items prior to the EGM. Questions must be delivered to ir@sonomotors.com no later than 31 October 2024, 12.00 p.m. (CET). The Company’s management board (Management Board) or Supervisory Board shall try to answer these questions during the EGM. The answers to the questions shall be included in the minutes of the EGM, which will be published on the Company’s website (https://ir.sonomotors.com) as soon as possible after the EGM.

Personal data

The Company reserves the right to record the proceedings at the EGM for use in future events, publications, social media or press-related activities connected to the event. Recording may be in the form of photography, video recordings or audio recordings. By attending the event, you consent to being photographed and/or audio and/or video recorded at the event and grant the organisers the perpetual right to use your likeness, image, photo and voice, without financial compensation, for possible use in conjunction with related future events, publications, social media or press-related activities. A copy of the Company’s privacy statement can be found here.

AGENDA WITH EXPLANATORY NOTES

The EGM will be opened by the Chief Executive Officer of the Management Board.

The chairman of the EGM will, prior to the EGM, make a record of persons who have submitted (i) proxy voting instructions and (ii) have cast their votes in advance.

The agenda for the EGM is as follows:

1	OPENING AND ANNOUNCEMENTS
2	APPOINTMENT OF MR. OWEN MAY AS MEMBER OF THE SUPERVISORY BOARD (voting item)

In accordance with the Company's articles of association, members of the Supervisory Board are appointed by the general meeting of the Company upon a binding nomination of the Supervisory Board. The Supervisory Board unanimously proposes and nominates Mr. Owen May (65) for appointment as a member of the Supervisory Board, for a period up to and including the annual general meeting of the Company in 2026.

The Supervisory Board is impressed by Mr. May's resume and expertise and is convinced that he can add value to the Supervisory Board and the Company. Mr. May is a seasoned investment banker and financial expert and brings more than 40 years of experience. Mr. May is the Chief Executive Officer of MD Global Partners, LLC, an investment bank advisory firm. Mr. May is considered a good addition to the current composition of the Supervisory Board, especially in view of the intended uplisting to Nasdaq. Mr. May is known for his integrity, intelligence, and collaborative nature and the Supervisory Board would welcome Mr. May with open arms.

For more information, please see Mr. May's bio on the Company's website (https://ir.sonomotors.com) and at the offices of the Company. Such bio also includes an overview of Mr. May's past and current positions that could be of relevance for his appointment. Mr. May currently does not own shares in the Company and serves a member of the board of Ten North Group, LLC.

3	AMENDMENT OF ARTICLES OF ASSOCIATION PART A TO COMPLY WITH NASDAQ RULES AND SIMPLIFY CEO STRUCTURE (voting item)

Reference is made to the letter of our CEO to the shareholders, dated 2 July 2024, in which the Company announced its intention to effect an uplisting of the Company's ordinary shares from OTCQB to Nasdaq. The listing on the Nasdaq exchange provides a significant advantage to the Company as it was previously on the Nasdaq exchange and now on the OTCQB provides limited institutional investment in the Company as many institutional investors are prohibited from investing in an OTCQB listed company. This along with the opportunity for M&A activity is greatly enhanced by having a Nasdaq Listed Company compared to an OTCQB listed company.

As part of the uplisting of Ordinary Shares to Nasdaq, the Management Board will effect the reverse share split shortly after the EGM, whereby the Management Board will resolve on the reverse share split ratio, such within the authorisation granted to the Management Board during the extraordinary general meeting of the Company, held on 31 January 2024 (January EGM). The Company will publish an announcement upon implementation of the reverse stock split.

The Company will no longer qualify as a foreign private issuer (Foreign Private Issuer) under U.S. Securities Exchange and Commission (SEC) rules and the Nasdaq listing rules. As a result, the Company will become subject to the registration, reporting and corporate governance requirements of the SEC and Nasdaq applicable to domestic issuers as of 1 January 2025. This qualification requires that the Company amends its articles of association to align them with and comply with the Nasdaq listing rules.

The verbatim text of the proposal to amend the articles of association Part A has been made available as a separate document on the website of the Company (https://ir.sonomotors.com) and at the office of the Company.

The proposed amendments to the Company's articles of association address the technical required Nasdaq listing rules changes as well as a simplification of the co-CEO structure that currently is reflected in our governance into a structure whereby one CEO is appointed, and the CEO is individually authorised to represent the Company. Our current CEO is Mr. George O'Leary.

The aforementioned proposal to amend the articles of association Part A includes the proposal to authorise each managing director of the Company and every (candidate) civil law notary, notarial employee and attorney-at-law of DLA Piper Nederland N.V. in Amsterdam, the Netherlands, acting jointly as well as separately, to execute the notarial deed of amendment and to undertake all other action that the authorised person deems necessary or useful.

4	PROPOSAL TO:
4.1	amend the Company's articles of association Part B (voting item)
4.2	approve the conversion of the YA II PN, Ltd. convertible debenture(s) into preferred shares in the capital of the Company in a ratio to be determined by the Management Board (voting item);
4.3	authorise the Management Board to issue preferred shares and/or grant the rights to subscribe for preferred shares to the holder of the convertible debenture(s) (voting item);
4.4	authorise the Management Board to exclude pre-emption rights in relation to the preferred shares and/or the granting of rights to subscribe for preferred shares in respect of the convertible debenture(s) (voting item); and
4.5	effect and approve the issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the convertible debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item)

Reference is made to Company's Form 6-K submitted on 27 November 2023 and the convocation notice, including explanatory notes and other meeting documents, of the January EGM. During the January EGM, the general meeting of the Company, among other, resolved and approved (i) to effect a reverse share split of the ordinary shares in the capital of the Company (Ordinary Shares) and the high voting shares in the capital of the Company (High Voting Shares), with the exchange ratio to be determined by the Management Board of the Company, and (ii) the issuance of convertible debentures by the Company to YA II PN, Ltd. (Debenture Holder) (Debentures), which may be converted into Ordinary Shares as well as the required corporate authorisations to issue Ordinary Shares upon conversion of the Debentures and exclude pre-emption rights in respect thereof.

Further and as described in the Company's Form 20-F for the financial year 2023, the financial situation of the Company requires the Company to continuously consider and seek to raise additional funds through public of private debt or equity financing or other means in order to fund the Company's business. As part of its financing needs, the Company has agreed with the Debenture Holder to convert the full outstanding principal amount of the Debentures, being a principal amount of approximately USD 30 million, as well as accrued but unpaid interest over the Debentures, into equity of the Company. Opposed to the resolutions approved at the January EGM meeting, the Debenture Holder has indicated to be willing to convert part of the outstanding Debentures into a new, to be created, class of preferred shares in the capital of the Company (Preferred Shares), which are not admitted to listing and trading, instead of Ordinary Shares only, which Ordinary Shares are admitted to listing and trading. This proposal deviates from the resolutions adopted during the January EGM. The Management Board and the Supervisory Board consider this new arrangement with the Debenture Holder in the best interest of the Company as it, inter alia, materially improves the balance sheet of the Company since the full amount of the Debentures, including accrued but unpaid interest, is converted into equity, the Company will no longer be obliged to pay interest over the principal of the Debentures, and it improves the position of the Company to attract new additional funding.

In order to allow a conversion of the Debentures by the Debenture Holder into Preferred Shares, it is proposed to amend the articles of association of the Company (Part B) to introduce preferred shares as a new class in the capital of the Company. It is proposed that the Preferred Shares are convertible into Ordinary Shares. One Preferred Share is convertible into 30,000 Ordinary Shares. A Preferred Share will be pro rata its nominal value entitled to voting rights and dividend rights. A Preferred Share has a preferred entitlement upon liquidation of the Company.

The Preferred Shares will be convertible into Ordinary Shares. To protect the interests of holders of Ordinary Shares, and in light of regulatory considerations relevant to the Debenture Holder, it is proposed to maximise the number of Ordinary Shares that the Debenture Holder can hold as well as to maximise the number of votes. It is therefore proposed that the Debenture Holder cannot hold more than 9.99% of the issued and outstanding Ordinary Shares until the moment that the Supervisory Board resolves to lift such blocker. In addition, it proposed that shareholders (in general), holding more than EUR 20,000 of nominal share capital (post reverse stock split) (Threshold) are maximised in the number of votes they can exercise in the general meeting of the Company. Such voting blocker effectively means that the Debenture Holder is not allowed to exercise more than 9.99% of the votes in the general meeting of the Company until such blocker is waived in accordance with the articles of association. Due to mandatory Dutch law requirements, the maximised number of votes to be exercise by such a major shareholder applies to all shareholders holding an equal (or larger) aggregate nominal amount of shares. On the date of this notice, the Company has no shareholder holding a nominal amount equal or greater than the Threshold.

In view hereof, and to allow the Company to fulfil its obligations under the updated terms of the Debentures, the Management Board proposes, with the approval of the Supervisory Board, to approve that the Debentures are convertible into Ordinary Shares (to incentive the Debenture Holder) and Preferred Shares (to settle the Debenture), with the exact division between the number of Ordinary Shares and the number of Preferred Shares to be determined by the Management Board, that the Management Board is designated, in accordance with section 2:96 of the Dutch Civil Code, as the corporate body authorised to resolve on the issuance of Ordinary Shares and Preferred Shares to settle the Company's obligations under the Debentures, and/or the granting of rights to subscribe for Ordinary Shares and Preferred Shares. This authorisation will expire 18 months from the date of the EGM.

It is further proposed by the Management Board, with the approval of the Supervisory Board, to designate the Management Board, in accordance with section 2:96a of the Dutch Civil Code, as the corporate body authorised to limit or exclude pre-emptive rights in relation to any issuance of Ordinary Shares and Preferred Shares and/or any grant of rights to subscribe for Ordinary Shares and Preferred Shares pursuant to the authorisation provided for under the resolution set out in agenda item 4.3. This authorisation will expire 18 months from the date of the EGM.

Pursuant to Nasdaq Listing Rule 5635(b), shareholders approval is required prior to the issuance of securities that will result in a change of control of a listed company, which for purposes of Nasdaq Listing Rule 5635(b) is generally deemed to occur when an investor or investor group acquires or has the right to acquire 20% or more of a company’s outstanding ordinary shares or voting power and such ownership or voting power would be the largest ownership position. Shareholders should note that a “change of control” as described under Nasdaq Listing Rule 5635(b) applies only with respect to the application of such rule and does not constitute a “change of control” for purposes of our organizational documents, or any other purpose. If the Ordinary Shares become listed on Nasdaq, the Company will opt-out of Nasdaq Listing Rule 5635 until it ceases to be a Foreign Private Issuer, but this approval has been included for the sake of completeness.

Pursuant to Nasdaq Listing Rule 5635(d), shareholders approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. For purposes of Nasdaq Listing Rule 5635(d), (A) “20% Issuance” means a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares), which alone or together with sales by the Company’s officers, directors, or substantial shareholders equals 20% or more of Ordinary Shares or 20% or more of the voting power outstanding before the issuance and (B) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of Ordinary Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. In determining whether multiple issuances should be aggregated for purposes of Nasdaq Listing Rule 5635(d), Nasdaq will consider several factors, including the timing of the issuances. Shareholders' approval of this proposal will constitute stockholder approval for purposes of Nasdaq Listing Rule 5635(d). If the Ordinary Shares become listed on Nasdaq, the Company will opt-out of Nasdaq Listing Rule 5635 until it ceases to be a Foreign Private Issuer, but this approval has been included for the sake of completeness.

Pursuant to the Dutch Civil Code, the Company has an authorised capital. The authorised capital as stated in the Company's articles of association sets the maximum number of shares in the capital of the Company that can be issued. Under the Dutch Civil Code, at least 20% of the authorised capital must be issued. In view of the proposals under agenda this agenda item 4, it is proposed to amend the authorised capital of the Company in such manner that, post-consummation of the Debentures conversion transaction and the proposed reverse stock split, the Company's authorised capital complies with Dutch mandatory corporate law.

The verbatim text of the proposal to amend the articles of association Part B has been made available as a separate document on the website of the Company (https://ir.sonomotors.com) and at the office of the Company.

It is proposed to authorise the Management Board to determine the appropriate numbers and composition of the authorised capital. The number of shares of the authorised capital in the verbatim text has been left blank, as that will correspond to the number of shares actually issued. The proposed ratio of the issued shares in the Company versus the authorised capital of the Company is not less than 1:5, as Dutch law provides that at least one fifth of the Company’s authorised capital must be issued.

The aforementioned proposal to amend the articles of association Part B includes the proposal to authorise each managing director of the Company and every (candidate) civil law notary, notarial employee and attorney-at-law of DLA Piper Nederland N.V. in Amsterdam, the Netherlands, acting jointly as well as separately, to execute the notarial deed of amendment and to undertake all other action that the authorised person deems necessary or useful.

The resolutions under this agenda item 4 are conditional to each other, meaning that if one of the proposed resolutions of this agenda item 4 is not adopted, none of the resolutions will be adopted.

5	AMENDMENT ARTICLES OF ASSOCIATION PART C TO INCREASE AUTHORISED CAPITAL UNDER THE EXISTING AUTHORITY (voting item)

For avoidance of any doubt, the proposed authorisations under this agenda item 4 are in addition to the authorisations granted by the Company's general meeting during the annual general meeting of the Company as held on 31 July 2024, which allows the Supervisory Board to issue up to 105,711,643 Ordinary Shares and to exclude pre-emptive rights in that respect, with such authority being valid until earlier of the annual general meeting in 2025 or 18 months after 31 July 2024 (Existing Authority).

The Management Board proposes, with the approval of the Supervisory Board, to amend the authorised capital as stated in the Company's articles of association each time as required to effect an issuance of shares under the Existing Authorisation. For the sake of clarity, this resolution to authorise one or more amendments to the Company’s articles of association to increase the Company’s authorised capital to facilitate the issue of any and all shares under the Existing Authorisation is irrevocable and will stay into full force and effect for as long as one or more shares could be issued under the Existing Authority.

The verbatim text of the proposal to amend the articles of association Part C has been made available as a separate document on the website of the Company (https://ir.sonomotors.com) and at the office of the Company.

The number of shares of the authorised capital therein has been left blank, as that will correspond to the number of shares actually issued. The proposed ratio of the issued shares in the Company versus the authorised capital of the Company is not less than 1:5, as Dutch law provides that at least one fifth of the Company’s authorised capital must be issued.

The aforementioned proposal to amend the articles of association includes the proposal to authorise each managing director of the Company and every (candidate) civil law notary, notarial employee and attorney-at-law of DLA Piper Nederland N.V. in Amsterdam, the Netherlands, acting jointly as well as separately, to execute the notarial deed of amendment and to undertake all other action that the authorised person deems necessary or useful.

6	ANY OTHER BUSINESS

Sono Motors N.V. is a Dutch limited liability company (naamloze vennootschap).

As of the Record Date and the date of this notice, the Company has issued 105,740,729 Ordinary Shares each of which represents one vote in the general meeting of the Company and 3,000,000 High Voting Shares, each of which represents twenty-five votes in the general meeting of the Company.

For the purpose of the EGM the total number of issued shares in the Company for which votes can be cast is set at the Record Date.

PROXY VOTE INSTRUCTION

Sono Group N.V. (Company)

Proxy for Extraordinary General Meeting: 7 November 2024

The undersigned hereby authorises the chairperson of the extraordinary general meeting of the Company (EGM), as his/her true and lawful agent and proxy, to represent the undersigned at the EGM to be held on 7 November 2024 at 12.00 (CET), for the purposes set forth below and in the notice of the EGM as issued by the Company, in all matters coming before said meeting and to exercise the voting rights of the undersigned in accordance with the voting instructions below.

Please mark your votes in the below table. If no choice is specified in respect of the sole voting item on the agenda, the proxyholder shall vote "FOR" such agenda item.

The undersigned is holder of (insert number) _________________________________________ shares on the Record Date.

Agenda item		FOR	AGAINST	ABSTAIN
Item 2	APPOINTMENT OF MR OWEN MAY AS MEMBER OF THE SUPERVISORY BOARD
Item 3	AMENDMENT OF ARTICLES OF ASSOCIATION PART A (TO COMPLY WITH NASDAQ RULES AND SIMPLIFY CEO STRUCTURE)
Item 4.1	AMEND THE COMPANY'S ARTICLES OF ASSOCIATION PART B
Item 4.2	APPROVE THE CONVERSION OF THE YA II PN, LTD. CONVERTIBLE DEBENTURE(S) INTO ORDINARY SHARES AND PREFERRED SHARES IN THE CAPITAL OF THE COMPANY IN A RATIO TO BE DETERMINED BY THE MANAGEMENT BOARD
Item 4.3	AUTHORISE THE MANAGEMENT BOARD TO ISSUE ORDINARY SHARES AND PREFERRED SHARES AND/OR GRANT THE RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES AND PREFERRED SHARES TO THE CONVERTIBLE DEBENTURE(S) HOLDER
Item 4.4	AUTHORISE THE MANAGEMENT BOARD TO EXCLUDE PRE-EMPTION RIGHTS IN RELATION TO THE CONVERTIBLE DE-BENTURE(S) AND THE ISSUANCE OF ORDINARY SHARES AND PREFERRED SHARES AND/OR THE GRANTING OF RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES AND PREFERRED

Item 4.5	EFFECT AND APPROVE THE ISSUANCE OF MORE THAN 20% OF THE COMPANY’S OUTSTANDING SHARES UPON THE CONVERSION OF ONE OR MORE OF THE CONVERTIBLE DEBENTURE(S), IN ACCORDANCE WITH THE REQUIREMENT OF NASDAQ LISTING RULES 5635(B) AND 5635(D)
Item 5	AMENDMENT THE COMPANY'S ARTICLES OF ASSOCIATION PART C (TO INCREASE AUTHORISED CAPITAL FOR EXISTING AUTHORITY)

Signature(s): ___________________________________________________

Date: ____________________

Note: Please provide proof of shareholding / voting rights / meeting rights on the Record Date.

Note: Please sign as name appears below, joint owners should each sign. When signing as authorised representative of a shareholder, attorney, executor, administrator or guardian, please give full title as such and provide evidence of representation authority.

Note: This power of attorney is granted with the power of substitution.

Note: The relationship between the undersigned and the proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

Name of shareholder in block letters:__________________________________________________

Please mark if you would like to attend the EGM meeting:	Yes: О	No: О

Please return your duly completed and signed proxy to ir@sonomotors.com no later than 31 October 2024, 12.00 p.m. (CET).